November 12, 2019

Larry Reid
Chief Executive Officer
VoiceInterop, Inc.
8000 North Federal Highway
Suite 100
Boca Raton, FL 33487

       Re: VoiceInterop, Inc.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed November 8, 2019
           File No. 333-231420

Dear Mr. Reid:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 Filed November 8, 2019

Exhibit 5.1, page 1

1. Refer to the legality opinion filed as Exhibit 5.1. The legality opinion that you file to satisfy your obligations under Item 601(b)(5) should not assume conclusions of law or material facts that are necessary requirements of the ultimate opinion. We note the following clauses from the opinion regarding assumptions made:
         "the legal capacity of natural persons"
         "the due authorization . . . of all documents"
       It also appears that the opinion should state that the shares for resale are (not will be)
       validly issued, fully paid and non-assessable. Please obtain a new opinion with these revisions. Refer to Section II.B.3.a. of Staff Legal Bulletin No. 19
(CF).
 Larry Reid
VoiceInterop, Inc.
November 12, 2019
Page 2
Summary Financial Information, page 22

2. Please revise your reference to the "fiscal year ended September 30, 2019 (unaudited)" as your summary financial information does not include your unaudited financial results for the period ended September 30, 2019.
Unaudited Financial Statements for the Three and Nine Months Ended June 30, 2019 and 2018
Notes to Financial Statements
Note 7 - Subsequent Events, page F-22

3. We note you disclosed on page 38 that effective November 7, 2019, you had a 1 for
      17,819,548 stock split. Revise all of your share and per share disclosures within your financial statements and throughout your filing to retroactively reflect the impact of the stock split. Refer to the guidance in ASC 260-10-55-12 and SAB Topic 4:C.
        You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff
Attorney, at (202) 551-3436 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                           Sincerely,
FirstName LastNameLarry Reid
                                                           Division of
Corporation Finance
Comapany NameVoiceInterop, Inc.
                                                           Office of Technology
November 12, 2019 Page 2
cc:       Laura M Holm, Esq.
FirstName LastName